UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-34257

UNITED FIRE GROUP 401(k) PLAN
(Full title of the plan)

 United Fire Group, Inc.
(Name of issuer of the securities held pursuant to the plan)
118 Second Avenue SE
Cedar Rapids, IA 52401
(Address of principal executive office)

United Fire Group 401(k) Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator
United Fire Group, Inc.
Cedar Rapids, Iowa
We have audited the accompanying statements of net assets available for benefits of the United Fire Group 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the United Fire Group 401(k) Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
CliftonLarsonAllen LLP
Cedar Rapids, Iowa
June 24, 2016

United Fire Group 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

(In thousands)	2015	2014
Assets

Investments (at Fair Value):
Participant-directed investments, at Fair Value	$90,186	$78,001

Receivables:
Notes receivable from participants	383	407

Net Assets Available for Benefits	90,569	78,408
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015

(In thousands)
Additions
Contributions:
Participant	$5,122
Rollover	1,837
Total contributions	6,959
Investment income	3,746
Net realized and unrealized depreciation in fair value of investments	(3,360)
Total additions	$7,345

Deductions
Benefit payments and withdrawals	$3,898
Administrative expenses	54
Total deductions	$3,952

Increase in Net Assets Available for Benefits Before Merger	$3,393
Plan Merger	8,768
Net Increase in Net Assets Available for Benefits After Merger	$12,161

Net Assets Available for Benefits:
At Beginning of Year	78,408
At End of Year	$90,569
See accompanying notes to financial statements.

United Fire Group 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014
(Amounts in thousands, unless otherwise noted)
NOTE 1. PLAN DESCRIPTION
The following description of the United Fire Group 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution plan covering regular employees of United Fire Group, Inc. and its consolidated subsidiaries (collectively, the "Company") who have at least one hour of service and have attained the age of 21. Temporary employees who have at least 1,000 hours of service and have attained the age of 21 may also participate. United Fire & Casualty Company, a subsidiary of United Fire Group, Inc., serves as the plan administrator and "Plan Sponsor". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The effective date of the Plan is August 1, 1989 and was last amended on January 1, 2016 as discussed under "Contributions," below.
Merger - Effective October 31, 2015, the United Fire Group Employee Stock Ownership Plan merged into the Plan. Assets in the amount of $8,768 were transferred into the Plan as a result of the merger on November 9, 2015.
Contributions - The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation, and their contributions invested in the designated default fund until changed by the participant. Beginning on January 1, 2016, the Company began a match of up to 1% of employee contributions at the following deferral rates: employees contributing 1% of their annual salary – the Company will match 1/3% of their annual salary; employees contributing 2% of their annual salary – the Company will match 2/3% of their annual salary; and employees contributing 3% or more of their annual salary – the Company will match 1% of their annual salary
Each year, participants may elect to contribute up to an annual dollar limitation of their eligible compensation to the Plan through salary deferral. Participants have the option to contribute either through pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of the two. The Plan also provides for discretionary contributions by the participating employers to the Plan in such amounts as the Board of Directors of the Plan Sponsor shall direct.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of (a) discretionary contributions, if any, and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings, losses or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers nineteen mutual funds, six common collective trusts, one pooled separate account, an employer stock fund and a self-directed retirement account in which participants have access to multiple investment options.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the remainder of the participant account balances is based on years of continuous service, with full vesting after two years. A participant with less than two years of credited service is not vested except in the event of the participant's death or disability while employed by the Company, at which time the participant becomes 100 percent vested.
Forfeitures - Upon termination, the non-vested portion of a participant's account balance is forfeited. Forfeitures are to be used to first reduce the Plan's ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. Because there have been no unvested account balances since the inception of the Plan, there were no forfeited account balances included in the Plan's net assets available for benefits at December 31, 2015 or 2014.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1 up to a maximum equal to the lesser of $50 or 50 percent of their vested account balance. Loan terms range from one to five years, except for the purpose of acquiring the participant's principal residence for which the term is commensurate with local prevailing terms, as determined by the Company. The loans are secured by the balance in the participant's account and bear interest at a rate determined at the time of each loan by Charles Schwab Trust Company, which serves as the "Plan Custodian". Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested account or installment payments over a fixed period of time not to exceed the participant's life expectancy or the joint life expectancy of the participant and the participant's designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with the Plan agreement. Additionally, prior to separation from service, participants are eligible for an in-service withdrawal after they have reached the age of 59 1/2.
If a benefit payment is distributed to the participant by check and remains unsettled after 180 days, the participant must contact the plan administrator to have the check reissued. If the participant cannot be located and the amount is over $5, the check is canceled and an account is reestablished for the participant. If the participant cannot be located and the amount is less than $5, the check is canceled and the funds are forfeited back to the Plan.
Administrative Expenses - The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan agreement. The Company paid substantially all administrative expenses for the Plan in 2015.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.
The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the accompanying financial statements.
Valuation of Participant-Directed Investments and Participant Loans -
Investments in common collective trusts are stated at fair value based on the daily published prices as the investment transacts on a daily basis. The common collective trusts have an investment mix that is diversified across several asset classes and designed to provide its investors with a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors to a target retirement date.
Investments in the pooled separate account are stated at fair value based on the daily published prices as the investment transacts on a daily basis. The pooled separate account is designed to deliver safety and stability by preserving principal and accumulated earnings.
Investments in mutual funds are stated at fair value based on quoted market prices reported on recognized securities exchanges on the last business day of the year, which represent the net asset values of shares held by the Plan in the respective funds at the reporting date.

Investments in the United Fire Stock Fund are stated at fair value based on quoted market prices of United Fire Group, Inc. common stock. Included in the fund is an immaterial amount of interest-bearing cash.
The money market fund in the self-directed retirement account is stated at cost, which approximates fair value.
Common stock included in self-directed retirement accounts is stated at fair value based on quoted market prices. Unit investment trusts included in self-directed retirement accounts are stated at fair value based on the audited net asset values of the respective funds.
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.
Recognition of Investments - Purchases and sales of investments are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Contributions - Participant contributions are made through payroll deductions and recorded in the period in which the deductions are made.
Withdrawals - Participant withdrawals are recorded upon distribution.
Subsequent Events - In the preparation of the accompanying financial statements, the Plan Sponsor has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Plan's financial statements.
Recently Issued Accounting Standards
Accounting Standards Adopted in 2015

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I clarifies that fully benefit-responsive investment contracts are limited to direct investments between the Plan and the issuer. Part I also eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measurement for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt Parts I and II. The adoption of the new guidance had no impact on the Plan's financial position or results of operations, but did change disclosures.
NOTE 3. FAIR VALUE MEASUREMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Plan's financial instruments are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument.

Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

•	Level 1: Valuations are based on unadjusted quoted prices in active markets for identical financial instruments that we have the ability to access.

•
Level 2: Valuations are based on quoted prices for similar financial instruments, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

•
Level 3: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

Transfers between levels, if any, are recorded as of the beginning of the reporting period.
The fair value of the majority of the Plan's investments is determined using a market-based approach with prices obtained for the Plan's investments by the Plan Custodian which prices the investments daily using independent pricing sources. One price is obtained for each Plan investment, which is evaluated for reasonableness prior to its use for reporting purposes. The valuation technique and market inputs that our Plan Custodian normally seeks to value our securities include the following, depending on the security type: net asset value calculated and reported by the issuer or its agent, last trade, bids and closing price. The valuation technique and inputs for the Plan's securities are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. The Plan Sponsor has determined that the pricing obtained at December 31, 2015 and 2014 was reasonable.
In order to determine the proper classification of each Plan investment in the fair value hierarchy, the Plan Custodian's pricing procedures and inputs used to price the type or group of securities, which include unadjusted quoted market prices for similar securities and other inputs that are observable for the type or group of securities, are obtained and evaluated by the Plan Sponsor throughout the reporting period. The Plan Sponsor has determined that these processes and inputs result in fair values and classifications consistent with the applicable accounting guidance on fair value measurements. The Plan's fair value hierarchy categorizations are also reviewed on an annual basis, at which time the classification of certain investments may change if the input observations have changed.
The following tables present the categorization of the Plan's investments measured at fair value on a recurring basis in the accompanying statements of net assets available for benefits at December 31, 2015 and 2014:

		Fair Value Measurements
Description	December 31, 2015	Level 1	Level 2	Level 3
Mutual funds	55,344	55,344	—	—
Common collective trusts	14,031	—	14,031	—
United Fire Stock Fund	10,318	10,318	—	—
Pooled separate account	8,844	—	8,844	—
Self directed brokerage accounts:	1,649	1,291	358	—
Total investments	$90,186	$66,953	$23,233	$—

		Fair Value Measurements
Description	December 31, 2014	Level 1	Level 2	Level 3
Mutual funds	53,929	53,929	—	—
Common collective trusts	12,667	—	12,667	—
United Fire Stock Fund	1,978	1,978	—	—
Pooled separate account	8,197	—	8,197	—
Self directed brokerage accounts:	1,230	874	356	—
Total investments	$78,001	$56,781	$21,220	$—
The fair value of investments categorized as Level 1 is determined based on quoted market prices that are readily and regularly available.

Common collective trusts are valued at the net asset value ("NAV") of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The pooled separate account invests in fully benefit-responsive investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. The fair value is estimated by the administrator of the fund based on the value of the underlying assets owned by the fund. The fair value measurement is classified within Level 2 of the fair value hierarchy. There are no imposed participant-directed redemption restrictions. No special criteria exists that qualify the ability to redeem the investment or require redemption notification other than daily notification.
The net asset value of the respective funds is determined each business day with issuances and redemptions of units of the funds made based on the net asset value per unit as determined on the valuation date. No adjustments to the net asset value as reported in the audited financial statements of the respective funds have been made by the Plan Sponsor. Such estimated fair values do not necessarily represent the values for which these investments could have been sold at the reporting date. However, there are no restrictions as to the Plan's ability to redeem its investment at the net asset value of the respective funds as of the reporting date. The underlying assets that comprise each of the common collective trusts include investments in registered investment companies, unitized accounts, other collective trust funds, and fully benefit-responsive alternative and synthetic guaranteed investment contracts. Except for certain of the fully benefit-responsive investment contracts, all of these financial instruments have been categorized as either Level 1 or Level 2 in the fair value hierarchy as reported in the audited financial statements of the respective funds.

There were no transfers between Level 1 and Level 2 investments in 2015 or 2014.
NOTE 4. PLAN TERMINATION
Although it has not expressed any intention to do so, United Fire & Casualty Company has the right under the Plan agreement to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the accounts of each affected participant become fully vested.
NOTE 5. FEDERAL INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated August 6, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. RECONCILIATION OF THE PLAN'S FINANCIAL STATEMENTS TO THE FORM 5500
The following is a reconciliation of the net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$90,569	$78,408
Adjustment from fair value to contract value	—	12
Net assets available for benefits per the Form 5500	$90,569	$78,420
The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan's financial statements to the Form 5500, as fully benefit-responsive investment contracts are reported at fair value on the Form 5500:

December 31, 2015
Increase in net assets available for benefits per the financial statements	$3,393
Transfers in	8,768
Adjustment from contract value to fair value - prior year	(12)
Net income per the Form 5500	$12,149
NOTE 7. RELATED PARTY TRANSACTIONS
The Plan holds units of common collective trust funds, a mutual fund and self directed brokerage accounts managed by Charles Schwab Trust Company, the custodian of the Plan. The Plan also invests in the common stock of United Fire Group, Inc. via the United Fire Stock Fund. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Supplemental Schedule

United Fire Group 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
EIN 42-0644327
Plan Number 004
December 31, 2015

(In thousands, except share amounts)
Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
American Century Investments	American Century Capital	92,421	$768
Artisan Funds	Artisan International Fund	100,906	2,894
BlackRock, Inc.	BlackRock High Yield Bond Portfolio Class K	246,192	1,755
Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	20,306	1,432
Columbia Funds	Columbia Acorn Fund CL Z	71,483	1,382
Dodge & Cox Fund	Dodge & Cox Balanced Fund	22,491	2,124
First Eagle of America, Inc.	First Eagle Fund of America	87,811	3,128
First Eagle of America, Inc.	First Eagle Overseas Fund I	161,210	3,611
Gabelli Asset Management, Inc.	Gamco Westwood Balanced	39,250	442
American Funds	Growth Fund of America	141,882	5,813
Hartford Mutual Fund	Hartford Small Co Y	33,376	664
JP Morgan Asset Management	JP Morgan Mid Cap Growth Select	135,205	3,711
Lazard Asset Management Pacific Co	Lazard Emerging Markets Open	76,049	1,051
Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond I	584,796	6,211
Janus Fund	Perkins Small Cap Value T	83,350	1,517
T Rowe Price	T Rowe Price Dividend Growth	99,424	3,414
T Rowe Price	T Rowe Price Mid Cap Value	160,871	4,012
T Rowe Price	T Rowe Price New America Growth	65,434	2,746
Charles Schwab & Co., Inc.*	Schwab S & P 500 Index Fund	237,488	7,495
The Vanguard Group, Inc.	Vanguard Value Index Fund	36,939	1,175

Common Collective Trusts
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - Income	20,471	327
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2010	34,695	733
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2020	176,615	4,188
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2030	188,248	4,855
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2040	95,137	2,551
Charles Schwab & Co., Inc.*	Schwab Managed Retirement Trust Class II - 2050	95,606	1,377

Pooled Separate Accounts
New York Life Insurance Company	New York Life Anchor Account III	8,844,232	8,844

Common Stock
United Fire Group, Inc.*	United Fire Stock Fund	850,813	10,318

Self Directed Brokerage Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		1,649

Total participant-directed investments at fair value			$90,187
Participant loans (maturing 2016 through 2029 at 4.25% interest rate)*			382

Total assets held for investment purposes			$90,569
*Indicates a party-in-interest to the Plan.
**Cost omitted for participant directed Investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group 401(k) Plan
Date:	June 24, 2016	By:	/s/ Randy A. Ramlo
Randy A. Ramlo
President and Chief Executive Officer